Exhibit 12

LEGG MASON, INC. AND SUBSIDIARIES

Computation of Consolidated Ratios of Earnings to Fixed Charges

(Dollars in thousands)

	Years Ended March 31,
	2005	2004	2003	2002	2001
Earnings from continuing operations before income tax provision	$658,707	$472,309	$306,856	$251,143	$261,269
Fixed Charges:
Interest Expense	80,844	63,155	85,997	125,342	173,359
Portion of rental expenses representative of interest factor*	23,815	21,554	21,760	22,688	21,696

Earnings available for fixed charges	$763,366	$557,018	$414,613	$399,173	$456,324

Fixed Charges:
Interest Expense	$80,844	$63,155	$85,997	$125,342	$173,359
Portion of rental expense representative of interest factor*	23,815	21,554	21,760	22,688	21,696

Total Fixed Charges	$104,659	$84,709	$107,757	$148,030	$195,055

Consolidated ratio of earnings to fixed charges	7.3	6.6	3.8	2.7	2.3

*	The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Marketing Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses.